UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 10, 2015**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-05270	11-1817252
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 10, 2015, American Independence Corp. issued a press release announcing results of operations for the three months and twelve months ended December 31, 2014, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 10, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 10, 2015
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK 10022
NASDAQ – AMIC

CONTACT: Loan Nisser
646-509-2107
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2014 FOURTH-QUARTER AND ANNUAL RESULTS

New York, New York, March 10, 2015.   American Independence Corp. (NASDAQ: AMIC) today reported 2014 fourth-quarter and annual results.

Financial Results

AMIC reported net income of $2.1 million ($.26 per diluted share) for the three months ended December 31, 2014 compared to $0.4 million ($.05 per diluted share) for the three months ended December 31, 2013. AMIC reported net income of $5.3 million ($.65 per diluted share) for the year ended December 31, 2014 compared to $2.9 million ($.36 per diluted share) for the year ended December 31, 2013. Due to our profitability in 2014 and projected continuing profitable results, AMIC's net income for the fourth quarter and year ended December 31, 2014 was positively impacted by an increase of $2.5 million in the deferred tax asset related to our federal net operating loss carryforwards ("NOLs").

Revenues decreased to $40.6 million for the three months ended December 31, 2014 compared to revenues of $42.9 million for the three months ended December 31, 2013, primarily due to a decrease in fee income from certain fully insured health subsidiaries. Revenues increased to $164.9 million for the year ended December 31, 2014 compared to revenues of $153.3 million for the year ended December 31, 2013, primarily due to an increase in premiums, fee income and agency income.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We are delighted with the continuing growth in earned premium and with the profitability of business written by IHC Risk Solutions. We attribute the growth in our direct distribution to our enhanced sales force, focused underwriting and employer groups moving from fully insured to self-funding as they consider alternatives as a result of health care reform. We expect continued improvement in this line of business, as evidenced by the 38% growth in our direct business written for the twelve months ended January 2015, while maintaining consistent profit margins on a growing premium base. With respect to our fully insured operating companies, we continue to build out the direct-to-consumer distribution that is essential to our future growth as a specialty health company, and we are pleased with the growth and profitability of our ancillary lines of business. Our financial condition and balance sheet remain strong. We have no debt and have grown our book value to $11.34 per share at December 31, 2014 from $10.44 per share at December 31, 2013."

Valuation Allowance Relating to the Deferred Tax Asset

In the fourth quarter of 2014, the Company further reduced the valuation allowance relating to the deferred tax asset, which caused a corresponding increase in such deferred tax asset. The valuation allowance relates to the likelihood that AMIC might not be able to fully utilize its prior tax year federal NOLs. AMIC reviews the valuation allowance on a quarterly basis to determine the reasonableness of the amount. Based upon AMIC's projections of future profitable results and profitability in 2014, it was appropriate to further reduce the valuation allowance in the fourth quarter of 2014 in the amount of $2.5 million, which resulted in an increase in net income.

Change in Accounting Principle

AMIC was acquired in a series of transactions by Independence Holding Company ("IHC") beginning in 2002 with a 19.9% equity investment and culminating in its current ownership of 90%. In March 2010, IHC increased its ownership to over 50% and, in accordance with generally accepted accounting principles in the United States ("GAAP"), IHC established a new basis for AMIC's assets and liabilities in IHC's consolidated financial statements based on the fair value of AMIC's identifiable assets and liabilities assumed at that time. AMIC did not "push down" the new basis for its assets and liabilities; instead, AMIC maintained its historical basis in its assets and liabilities for the purpose of issuing its separate standalone financial statements. Accordingly, the reporting basis for AMIC's assets and liabilities included in the consolidated financial statements of IHC were different from the reporting basis for AMIC's assets and liabilities included in AMIC's previously reported separate standalone financial statements. During the second quarter of 2014, due to the lifting of certain restrictions and requirements relating to IHC's ownership of AMIC stock, AMIC has elected, for all periods presented, to reflect IHC's basis.

As a result of the above-mentioned change in accounting principle, the consolidated financial statements and financial information of AMIC reported prior to June 30, 2014 are not directly comparable to the financial statements and financial information of AMIC included in this news release. The differences relate to the write-off of goodwill, basis differences in intangible assets and related amortization, other assets, other investments, non-controlling interests in subsidiaries, taxes and related tax provisions, net income, additional paid-in capital, retained earnings and total shareholders' equity (including a corresponding change in book value per share). See Notes to Consolidated Financial Statements included in the December 31, 2014 Form 10-K for the impact of this adoption on AMIC's consolidated balance sheets and consolidated statements of income at and for the period ended December 31, 2013. The restatement resulted in the reduction of book value per share to correspond with IHC's carrying basis in AMIC.

About American Independence Corp.

American Independence Corp. is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers medical stop-loss, non-subscriber occupational accident, pet insurance, group major medical, short-term medical, vision, dental and various supplemental products, which are marketed through its subsidiaries IHC Specialty Benefits, Inc., IPA Direct, LLC and IPA Family, LLC. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions, LLC.

Forward-Looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which American Independence Corp. (AMIC) operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

American Independence Corp.
Consolidated Statements of Income
(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2014	**2013**	**2014**	**2013**
Premiums earned	$ 33,551	$ 33,745	$ 133,606	$ 127,203
Fee and agency income	6,437	8,448	27,918	22,421
Net investment income	557	562	2,202	2,104
Net realized investment gains	104	109	967	1,082
Other income (loss)	(37)	83	183	463
Revenues	40,612	42,947	164,876	153,273
Insurance benefits, claims and reserves	24,875	23,488	88,887	87,118
Selling, general and administrative expenses	16,049	18,043	69,752	58,878
Amortization and depreciation	412	458	1,692	1,836
Expenses	41,336	41,989	160,331	147,832
Income (loss) before income tax	(724)	958	4,545	5,441
Provision (benefit) for income taxes	(2,790)	209	(802)	1,576
Net income	2,066	749	5,347	3,865
Less: Net (income) loss attributable to the non-controlling interest	28	(349)	(97)	(983)
Net income attributable to American Independence Corp.	$ 2,094	$ 400	$ 5,250	$ 2,882
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .26	$ .05	$ .65	$ .36
Weighted-average shares outstanding	8,079	8,073	8,077	8,076
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .26	$ .05	$ .65	$ .36
Weighted-average diluted shares outstanding	8,093	8,093	8,103	8,084

American Independence Corp.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2014	December 31, 2013
ASSETS:		
Investments:		
Securities purchased under agreements to resell	$ 3,143	$ 3,563
Trading securities	1,138	859
Fixed maturities available-for-sale, at fair value	73,608	68,222
Equity securities available-for-sale, at fair value	1,013	988
Total investments	78,902	73,632
Cash and cash equivalents	4,569	4,424
Restricted cash	18,881	10,067
Accrued investment income	652	604
Premiums receivable	13,257	14,364
Net deferred tax asset	12,025	11,172
Due from reinsurers	5,532	7,549
Intangible assets	9,915	11,408
Accrued fee income	4,469	2,332
Due from securities brokers	293	172
Other assets	17,286	17,450
TOTAL ASSETS	$ 165,781	$ 153,174
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 33,616	$ 35,252
Premium and claim funds payable	18,881	10,067
Commission payable	4,672	5,455
Accounts payable, accruals and other liabilities	11,283	13,251
State income taxes payable	597	544
Due to securities brokers	58	45
Due to reinsurers	2,334	1,177
Total liabilities	71,441	65,791
STOCKHOLDERS' EQUITY:		
American Independence Corp. stockholders' equity:		
Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding	-	-
Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,079,215 and 8,072,548 shares outstanding, respectively	92	92
Additional paid-in capital	79,746	79,694
Accumulated other comprehensive loss	(154)	(2,152)
Treasury stock, at cost, 1,102,578 and 1,109,245 shares, respectively	(10,243)	(10,305)
Retained earnings	22,139	16,970
Total American Independence Corp. stockholders' equity	91,580	84,299
Non-controlling interest in subsidiaries	2,760	3,084
Total equity	94,340	87,383
TOTAL LIABILITIES AND EQUITY	$ 165,781	$ 153,174